EXHIBIT 99.15

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at March 31, 2004, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of a subsidiary, whose financial statements reflect total assets of Rs 26.63 crores as at 31st March 2004, the total revenue of Rs 61.91 crores and cash flows amounting to Rs 5.39 crores for the quarter and half year ended on that date. These financial statements and other financial information have been audited by other auditors whose report has been furnished to us, and our opinion is based solely on the report of other auditors.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India .

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of Infosys Group as at March 31, 2004;

(b)	in the case of the consolidated profit and loss account, of the profit of Infosys Group for the quarter and half year ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of Infosys Group for the quarter and half year ended on that date.

for Bharat S Raut & Co.
Chartered Accountants

S Balasubrahmanyam
Partner
 Membership No. 53315

Bangalore
 April 13, 2004

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
Consolidated Balance Sheet as at	Schedules	March 31, 2004	March 31, 2003
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.32	33.12
Reserves and surplus	2	3,216.26	2,824.37

		3,249.58	2,857.49
Preference shares issued by subsidiary	3	93.56	49.00

		3,343.14	2,906.49

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		1,633.65	1,279.04
Less: Depreciation and amortization		809.84	578.54

Net book value		823.81	700.50
Add: Capital work-in-progress		208.05	77.39

		1,031.86	777.89
INVESTMENTS	5	945.45	20.95
DEFERRED TAX ASSETS	6	39.97	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	651.45	518.65
Cash and bank balances	8	1,721.51	1,346.54
Loans and advances	9	860.95	913.46

		3,233.91	2,778.65
Less: Current liabilities	10	581.72	319.60
Provisions	11	1,326.33	388.21

NET CURRENT ASSETS		1,325.86	2,070.84

		3,343.14	2,906.49

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above and the notes thereon form an integral part of the consolidated balance sheet.

This is the consolidated balance sheet referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore, except per share data
		Year ended
Consolidated Profit and Loss Account for the	Schedules	March 31, 2004	March 31, 2003
INCOME – Software services, products and business process management
Overseas		4,786.72	3,564.36
Domestic		66.23	75.62

		4,852.95	3,639.98
Software development and business process management expenses	12	2,538.67	1,822.96

GROSS PROFIT		2,314.28	1,817.02
SELLING AND MARKETING EXPENSES	13	350.90	271.73
GENERAL AND ADMINISTRATION EXPENSES	14	369.19	275.67

		720.09	547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,594.19	1,269.62
Interest		—	—
Depreciation and amortization		236.73	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,357.46	1,079.28
Other income	15	123.38	100.26
Provision for investments		9.67	23.77

NET PROFIT BEFORE TAX		1,471.17	1,155.77

Provision for taxation	16	227.54	201.00

NET PROFIT AFTER TAX		1,243.63	954.77

AMOUNT AVAILABLE FOR APPROPRIATION		1,243.63	954.77
DIVIDEND
Interim		96.09	82.76
Final		99.96	96.05
One-time special dividend		666.41	—
Total dividend		862.46	178.81
Dividend tax		110.50	12.30
Amount transferred - general reserve		200.00	763.66
Balance in Profit and Loss Account		70.67	—

		1,243.63	954.77

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic		187.40	144.20
Diluted		185.07	142.89
Number of shares used in computing earnings per share
Basic		6,63,61,944	6,62,11,068
Diluted		6,71,96,754	6,68,16,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above and the notes thereon form an integral part of the consolidated profit and loss account.

This is the consolidated profit and loss account referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
		Year ended
Consolidated Cash flow statement for the	Schedule	March 31, 2004	March 31, 2003
CASHFLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,471.17	1,155.77
Adjustments to reconcile profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		0.41	(0.01)
Depreciation and amortization		236.73	190.34
Interest and dividend income		(102.23)	(80.67)
Provisions on long-term investments		9.67	23.77
Exchange differences on translation of foreign currency cash and cash equivalents		4.91	(2.06)
Changes in current assets and liabilities
Sundry debtors		(132.80)	(181.92)
Loans and advances	17	(17.67)	(132.38)
Current liabilities and provisions	18	262.20	163.04
Income taxes paid during the period/year	19	(108.60)	(232.54)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,623.79	903.34

CASHFLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		44.56	49.00
Proceeds on exercise of stock options		122.27	13.52
Dividends paid during the period/year, including dividend tax		(216.75)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(49.92)	(102.97)

CASHFLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(425.85)	(225.82)
Acquisition of Expert Information Systems Pty. Limited, Australia		(66.68)	—
Proceeds on disposal of fixed assets		1.42	0.33
Long-term investments	21	(934.17)	(0.27)
Interest and dividend income		102.23	80.67

NET CASH USED IN INVESTING ACTIVITIES		(1,323.05)	(145.09)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5.76)	2.06

Net (decrease)/increase in cash and cash equivalents during the period/year		245.06	657.34
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,684.30	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	22	1,929.36	1,684.30

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

This is the Cash Flow Statement referred to in our report of even date for Bharat S Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner Membership No. 53315	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 13, 2004

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. Crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2004	March 31, 2003
1.	SHARE CAPITAL
	AUTHORIZED
	Equity shares, 5/- par value* Rs. 10,00,00,000 equity shares	50.00	50.00

	ISSUED, SUBSCRIBED AND PAID UP
	Equity shares, 5/- par value Rs. 6,66,41,056 (6,62,43,078) equity shares fully paid up	33.32	33.12
	[Of the above, 5,78,88,200 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

		33.32	33.12

	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)

* for details of options in respect of the above shares, refer to note 23.2.9

2.	RESERVES AND SURPLUS
	Capital reserve	5.09	5.94

	Share premium account as at April 1,	338.83	325.34
	Add: Received during the period on conversion of stock options issued to employees	122.07	13.49

		460.90	338.83

	General reserve as at April 1,	2,479.60	1,715.94
	Add: Transfer from profit & loss account	200.00	763.66

		2,679.60	2,479.60
	Balance in profit and Loss Account	70.67	—

		3,216.26	2,824.37

3.	PREFERENCE SHARES ISSUED BY SUBSIDIARY
	AUTHORIZED
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000) preference shares	87.50	43.75

	ISSUED, SUBSCRIBED AND PAID UP
	0.0005% Cumulative convertible preference shares, Rs. 100/- par value 43,75,000 preference shares fully paid up*	87.50	43.75
	Premium received on issue of preference shares	6.06	5.25

		93.56	49.00

* for details of the terms relating to the preference shares, refer to note 23.2.18

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4.	FIXED ASSETS

	in Rs. crore
	Original cost
	Cost as at	Additions	Deletions	Cost as at
	April 1,	during the	during the	March
Particulars	2003	year	year	31, 2004
Goodwill	—	40.52	—	40.52
Land – free-hold	15.87	4.17	—	20.05
Land – lease-hold	31.41	41.43	—	72.84
Buildings	385.53	74.08	—	459.61
Plant and machinery	227.36	56.25	0.26	283.35
Computer equipment	367.40	100.21	5.77	461.84
Furniture and fixtures	208.99	45.12	1.24	252.87
Lease –hold improvements	—	—	—	—
Vehicles	0.35	0.08	—	0.43
Intangible assets	—	—	—	—
Intellectual property rights	42.13	0.01	—	42.14

	1,279.04	361.87	7.27	1,633.65

Previous year	960.59	323.60	5.15	1,279.04

[Additional columns below]

[Continued from above table, first column(s) repeated]

	in Rs. crore
	Depreciation and amortization				Net book value
	As at		Deductions	As at	As at	As at
	April 1,	For the	during the	March	March	March
Particulars	2003	Year	year	31, 2004	31, 2004	31, 2003
Goodwill	—	—	—	—	40.52	—
Land – free-hold	—	—	—	—	20.05	15.87
Land – lease-hold	—	0.20	—	0.20	72.64	31.41
Buildings	51.11	29.36	—	80.47	379.14	334.42
Plant and machinery	113.68	51.77	0.18	165.27	118.08	113.68
Computer equipment	299.88	74.96	4.47	370.37	91.47	67.52
Furniture and fixtures	102.27	49.62	0.77	151.12	101.75	106.72
Lease –hold improvements	—	—	—	—	—	—
Vehicles	0.22	0.05	—	0.27	0.16	0.13
Intangible assets	—	—	—	—	—	—
Intellectual property rights	11.38	30.77	—	42.14	—	30.75

	578.54	236.73	5.42	809.84	823.81	700.50

Previous year	393.03	190.34	4.83	578.54	700.50

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. Crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2004	March 31, 2003
5.	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	30.01	53.98
	Less: Provision for investments	27.97	33.03

		2.04	20.95
	Non-trade (unquoted), at the lower of cost and fair value, current investments
	Mutual funds	943.41	—

		945.45	20.95

	Aggregate of unquoted investments - carrying value / cost	945.45	20.95
6.	DEFERRED TAX ASSETS
	Fixed assets	27.13	22.43
	Investments	6.60	12.10
	Sundry debtors	2.14	2.28
	Leave provisions and others	4.10	—

		39.97	36.81

7.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered good	9.83	—
	considered doubtful	9.07	14.09
	Other debts
	Unsecured
	considered good	641.62	518.65
	considered doubtful	4.29	0.22

		664.81	532.96
	Less: Provision for doubtful debts	13.36	14.31

		651.45	518.65

	Of the above:
	• Dues from companies where directors are interested	—	0.03

8	CASH AND BANK BALANCES
	Cash on hand	0.01	0.01
	Balances with scheduled banks
	In current accounts *	226.87	55.96
	In deposit accounts in Indian rupees	1,317.28	1,134.58
	Balances with non-scheduled banks
	In current accounts	163.49	155.99
	In deposit accounts in foreign currency	13.86	—

		1,721.51	1,346.54

*includes balance in unclaimed dividend account		1.98	1.60
*includes balance in escrow account		0.04	—

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. Crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2004	March 31, 2003
9.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	37.95	19.71
	advances paid for supply of goods and rendering of services	5.83	1.77
	Others	3.65	4.45

		47.43	25.93
	Unbilled revenues	103.09	93.64
	Advance income tax	350.17	290.44
	Loans and advances to employees *
	housing and other loans	83.36	102.51
	salary advances	36.37	33.93
	Electricity and other deposits	9.50	13.37
	Rental deposits	14.98	13.57
	Deposits with financial institutions and body corporate	207.85	337.76
	Deposits with government authorities	0.01	—
	Other assets	8.19	2.31

		813.52	887.53
	Unsecured, considered doubtful
	Loans and advances to employees	0.09	0.41

		861.04	913.87
	Less: Provision for doubtful loans and advances to employees	0.09	0.41

		860.95	913.46

* includes dues by non-director officers of the company		—	0.06
Maximum amounts due by non-director officers at any time during the year		—	0.08

10.	CURRENT LIABILITIES
	Sundry creditors
	for capital goods	1.48	0.85
	for goods	2.65	1.17
	for accrued salaries and benefits
	Salaries	15.22	15.82
	bonus and incentives	243.78	77.13
	leave provisions	51.82	27.47
	for other liabilities
	provision for expenses	63.77	57.97
	retention monies	5.27	5.33
	withholding and other taxes payable	44.46	23.60
	for purchase of intellectual property rights	19.21	24.80
	Others	3.04	5.86

		450.70	240.00
	Advances received from clients	65.19	15.25
	Unearned revenue	63.85	62.75
	Unclaimed dividend	1.98	1.60

		581.72	319.60

11.	PROVISIONS
	Proposed dividends	766.37	96.05
	Provision for
	Tax on dividends	98.19	12.30
	Income taxes	456.64	274.81
	Post-sales client support	5.13	5.05

		1,326.33	388.21

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
		Year ended
Schedules to the Consolidated Profit and Loss Account for the		March 31, 2004	March 31, 2003
12.	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,079.57	1,436.82
	Staff welfare	13.49	8.03
	Contribution to provident and other funds	51.63	32.52
	Overseas travel expenses	174.00	166.10
	Travel and conveyance	3.44	0.51
	Consumables	10.09	6.30
	Cost of software packages
	for own use	64.84	55.16
	for service delivery to clients	16.12	13.10
	Rent	4.57	—
	Computer maintenance	12.26	9.33
	Communication expenses	42.58	25.13
	Provision for post-sales client support	0.30	(6.18)
	Consultancy charges	65.78	76.14

		2,538.67	1,822.96

13.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	216.47	145.32
	Staff welfare	0.75	0.63
	Contribution to provident and other funds	1.82	1.34
	Overseas travel expenses	42.57	45.48
	Consumables	0.20	0.21
	Cost of software packages for own use	0.18	0.21
	Computer maintenance	0.04	0.01
	Traveling and conveyance	2.29	1.20
	Rent	15.19	4.79
	Telephone charges	5.16	5.89
	Professional charges	6.11	10.79
	Printing and stationery	1.05	1.44
	Advertisements	0.64	1.05
	Brand building	34.23	29.33
	Office maintenance	0.88	2.74
	Repairs to plant & machinery	—	0.02
	Power and fuel	0.04	0.22
	Insurance charges	0.11	0.20
	Rates and taxes	0.08	0.27
	Bank charges and commission	0.02	0.09
	Commission charges	7.27	10.78
	Marketing expenses	6.45	6.77
	Sales promotion expenses	0.72	0.46
	Other miscellaneous expenses	8.63	2.49

		350.90	271.73

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
		Year ended
Schedules to the Consolidated Profit and Loss Account for the		March 31, 2004	March 31, 2003
14.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	81.93	57.98
	Staff welfare	0.28	0.01
	Contribution to provident and other funds	5.02	3.61
	Foreign travel expenses	7.07	7.78
	Traveling and conveyance	22.72	16.99
	Cost of software for own use	1.89	0.64
	Rent	19.38	24.51
	Telephone charges	30.25	21.41
	Legal and professional charges	36.29	38.67
	Printing and stationery	6.11	4.80
	Advertisements	5.51	5.15
	Office maintenance	29.32	20.24
	Repairs to building	10.52	7.27
	Repairs to plant and machinery	4.85	4.75
	Power and fuel	30.14	22.77
	Recruitment and training	1.21	0.41
	Insurance charges	24.67	10.01
	Rates and taxes	5.62	5.62
	Donations	14.29	6.09
	Auditor’s remuneration
	audit fees	0.63	0.29
	certification charges	0.10	0.03
	Others	0.06	—
	out-of-pocket expenses	0.02	0.02
	Provision for bad and doubtful debts	15.99	0.73
	Provision for doubtful loans and advances	0.14	(0.07)
	Bank charges and commission	0.73	0.67
	Commission to non-whole time directors	1.49	1.12
	Postage and courier	3.98	3.99
	Books and periodicals	1.51	1.42
	Research grants	0.54	—
	Freight charges	0.84	0.58
	Professional membership and seminar participation fees	3.71	3.57
	Miscellaneous expenses	2.38	4.61

		369.19	275.67

15.	OTHER INCOME
	Interest received on deposits with banks and others*	84.51	80.67
	Dividend received on investment in mutual funds	17.72	—
	Miscellaneous income	1.13	1.98
	Exchange differences	20.02	17.61

		123.38	100.26

*Tax deducted at source		16.82	15.14

16.	PROVISION FOR TAXATION
	Current Period
	Income taxes	228.54	213.59
	Deferred taxes	(1.11)	(12.59)

		227.43	201.00
	Prior Years	0.11	—

		227.54	201.00

Indian GAAP Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore
			Year ended
Schedules to the Statement of Cash flows for the			March 31, 2004	March 31, 2003
17.	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet		860.95	913.46
	Less:	Deposits with financial institutions and body corporate, included in cash and cash equivalents	(207.85)	(337.76)
		Advance income taxes separately considered	(350.17)	(290.44)

			302.93	285.26
	Less:	Opening balance considered	(285.26)	(152.88)

			17.67	132.38

18.	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet		1,908.05	707.81
	Add/(Less)	Provisions separately considered in the cash flow Statement:
		Income taxes	(456.64)	(274.81)
		Dividends	(766.37)	(96.05)
		Dividend tax	(98.19)	(12.30)

			586.85	324.65
	Less:	Non cash transactions – (Also refer note 23.2.21.b)	—	(24.50)
	Less:	Opening balance considered	(324.65)	(137.11)

			262.20	163.04

19.	INCOME TAXES PAID
	Charge as per the Profit and Loss Account		227.54	201.00
	Add:	Increase in advance income taxes	59.73	54.19
		(Increase)/Decrease in deferred taxes	3.16	12.59
	Less:	(Increase)/Decrease in income tax provision	(181.83)	(35.24)

			108.60	232.54

20.	PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN- PROGRESS
	As per the Balance Sheet		361.87	323.60
	Less:	Opening Capital work-in-progress	(77.39)	(150.67)
	Less:	Non cash transactions – (also refer note 23.2.21.b)	—	(24.50)
	Less:	Acquisition of Expert Information Systems Pty. Limited	(66.68)	—
	Add:	Closing Capital work-in-progress	208.05	77.39

			425.85	225.82

21.	INVESTMENTS IN SECURITIES
	As per the Balance Sheet		945.45	20.95
	Add:	Provisions on investments	9.67	23.77

			955.12	44.72
	Less:	Opening balance considered	(20.95)	(44.45)

			934.17	0.27

22.	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR
	As per the Balance Sheet		1,721.51	1,346.54
	Add:	Deposits with financial institutions and body corporate, included herein	207.85	337.76

			1,929.36	1,684.30

Schedule to the Consolidated Financial Statements for the year ended March 31, 2004

23. SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Company overview

Infosys Technologies Limited (“Infosys’’) along with its majority owned and controlled subsidiaries, Progeon Limited (“Progeon’’), Infosys Technologies (Australia) Pty. Limited (“Infosys Australia”), and Infosys Technologies (Shanghai) Co. Limited (“Infosys Shanghai”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India. These accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted by the company. Management evaluates the effect of accounting standards issued on an on-going basis and ensures they are adopted as mandated by the ICAI. There are no recently issued accounting standards that management believes have a material impact on the financial statements of the company.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standards on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys, Progeon, Infosys China and Infosys Australia have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company. Exchange difference resulting from the difference due to transactions of foreign currency assets and liabilities in subsidiaries is directly adjusted against capital reserves. The consolidated financial statements are prepared applying uniform accounting policies in use at Infosys, Progeon, Infosys China and Infosys Australia.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ managements (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of income and expenditure during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provision for doubtful debts, future obligations under employees retirement benefit plans, income taxes, post sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from fixed-price fixed-term contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4. Expenditure

The cost of software purchased for use in the software development services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable long-term operating leases are computed on the basis of the lease rentals payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and as per gratuity regulations for the company and Progeon respectively. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys has no further obligations to the superannuation plan beyond its monthly provisions.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

23.1.10. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matter is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

23.1.11. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

23.1.12. Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Any dividends are recorded as income in the profit and loss account.

23.1.13. Cash Flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

23.2. Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s/year’s presentation.

23.2.1. Capital commitments and contingent liabilities

	As at March 31,		As at March 31,
	2004		2003
Estimated amount of unexecuted capital contracts (net of advances and deposits)	Rs. 193.04		Rs. 88.50
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	Rs. 8.97		Rs. 7.99
Claims against the company, not acknowledged as debts	Rs. 4.53		Rs. 15.17
Forward contracts outstanding
In US$	US$	149,000,000	US$	88,000,000
(Equivalent approximate in Rs. crore)	(Rs. 671.14)		(Rs. 425.87)
Unamortized income	Rs. 3.15		Rs. 2.46

During the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the half year ended March 31, 2004. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

23.2.2. Aggregate expenses

Following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under schedule VI to the Companies Act, 1956:

	Year ended March 31
	2004	2003
Salaries and bonus including overseas staff expenses	2,377.97	1,640.12
Staff welfare	14.53	8.67
Contribution to provident and other funds	58.46	37.47
Overseas travel expenses	223.64	219.36
Consumables	10.29	6.51
Cost of software packages for own use	66.91	56.01
Cost of software packages for service delivery to clients	16.12	13.10
Computer maintenance	12.30	9.34
Communication expenses	42.68	25.63
Consultancy charges	65.78	76.14
Provision for post-sales client support	(0.19)	(6.18)
Traveling and conveyance	28.45	18.70
Rent	39.14	29.30
Telephone charges	35.31	26.80
Professional charges	42.22	49.46
Printing and stationery	7.16	6.24
Advertisements	6.15	6.20
Office maintenance	30.20	22.98
Repairs to building	10.52	7.27
Repairs to plant and machinery	4.85	4.77
Power and fuel	30.18	22.99
Brand building	34.23	29.33
Insurance charges	24.78	10.21
Rates and taxes	5.70	5.89
Commission charges	7.27	10.78
Donations	14.29	6.09
Auditor’s remuneration
statutory audit fees	0.63	0.29
certification charges	0.10	0.03
others	0.24	—
out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	15.99	0.73
Provision for doubtful loans and advances	0.14	(0.07)
Bank charges and commission	0.75	0.76
Commission to non-whole time directors	1.32	1.12
Postage and courier	3.98	4.01
Books and periodicals	1.51	1.42
Freight charges	0.84	0.58
Professional membership and seminar participation fees	3.71	3.55
Recruitment and training charges	1.21	0.41
Marketing expenses	6.45	6.77
Sales promotion expenses	0.72	0.46
Research grants	0.54	—
Provision for estimated losses	0.49	—
Other miscellaneous expenses	11.18	7.10

	3,258.76	2,370.36

23.2.3. Obligations on long-term non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Year ended March 31,
	2004	2003
Lease rentals paid during the period	39.14	29.30

	As at March 31,
Lease obligations	2004	2003
Within one year of the balance sheet date	35.02	17.93
Due in a period between one year and five years	70.90	36.00
Due after five years	4.82	7.00

	110.74	60.93

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relate to rented overseas premises.

23.2.4. Related party transactions

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of Supplychainge Inc. During the year ended March 31, 2004 and year ended March 31, 2003, the company paid Rs. 0.71 and Rs. nil respectively to Supplychainge Inc. towards marketing services under this alliance. Additionally, amount receivable from Supplychainge Inc. as at March 31, 2004 amounted to Rs. nil (as at March 31, 2003 Rs. 0.03) an amount that has been outstanding for a period exceeding six months and fully provided.

During the year ended March 31, 2004 an amount of Rs. 12.00 has been donated to Infosys Foundation a not-for-profit trust, in which certain directors of the company are trustees. Donations to the foundation for the year ended March 31, 2003 were Rs. 5.53.

23.2.5. Transactions with Key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of the managerial remuneration and other benefits provided to these key management personnel during the year ended March 31, 2004 and for the year ended March 31, 2003 are set out below:

		Contributions to
		provident and	Perquisites and	Total
Name	Salary	other funds	incentives	remuneration
Chairman and Chief Mentor	0.08	0.04	0.10	0.22
N R Narayana Murthy	0.08	0.04	0.08	0.20
Chief Executive Officer, President and Managing Director	0.09	0.04	0.10	0.23
Nandan M Nilekani	0.08	0.04	0.07	0.19
Chief Operating Officer and Deputy Managing Director	0.08	0.04	0.10	0.22
S Gopalakrishnan	0.08	0.04	0.08	0.20
Whole-time Directors
K Dinesh	0.09	0.04	0.10	0.23
	0.08	0.04	0.07	0.19
S D Shibulal	0.76	—	0.23	0.99
	1.09	—	0.15	1.24
T V Mohandas Pai	0.11	0.04	0.16	0.31
Chief Financial Officer	0.08	0.04	0.05	0.17
Srinath Batni	0.10	0.04	0.13	0.27
	0.08	0.04	0.05	0.17
Phaneesh Murthy	—	—	—	—
(Until July 23, 2002)	0.99	—	2.73	3.72

			Reimbursement	Total
	Commission	Sitting fees	of expenses	remuneration
Non-Wholetime Directors	0.21	0.01	0.01	0.23
Deepak M Satwalekar	0.12	—	0.02	0.14
Marti G Subrahmanyam	0.19	—	0.07	0.26
	0.12	0.01	0.08	0.21
Philip Yeo	0.15	—	0.01	0.16
	0.12	—	0.01	0.13
Jitendra Vir Singh	0.08	—	—	0.08
	0.29	0.01	0.09	0.39
Omkar Goswami	0.18	0.01	0.01	0.20
	0.12	0.01	0.02	0.15
Larry Pressler	0.16	—	0.01	0.17
	0.12	0.01	0.09	0.22
Rama Bijapurkar	0.19	0.01	0.01	0.21
	0.12	—	0.02	0.14
Claude Smadja	0.12	—	0.09	0.21
	0.17	0.01	0.10	0.28
Sridar A Iyengar	0.18	0.01	0.13	0.32

Other Senior Management Personnel

Particulars of remuneration and other benefits provided to other senior management personnel during the year ended March 31, 2004 and 2003, are set out below.

		Contributions to				Outstanding
		provident and other	Perquisites	Total	Total loans	loans and
Name	Salary	funds	and incentives	remuneration	granted	advances
V Balakrishnan,	0.12	0.04	0.22	0.38	—	—
Company Secretary	0.05	0.02	0.10	0.17	—	—

In addition, the details of the options granted to non-whole time directors during the year ended March 31, 2004 and 2003 are as follows:

			Number of	Exercise price	Expiration of
Name	Date of Grant	Option plan	options granted	(in Rs.)	options
Non-Wholetime Directors
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 09, 2012
Sridar A. Iyengar	April 10, 2003	1999	2,000	3,049.75	April 09, 2013

23.2.6. Exchange differences

Other income includes exchange differences of Rs. 20.02 for the year ended March 31, 2004, the corresponding amount for the Year ended March 31, 2003 was Rs. 17.61. Of this amount, the losses on translation of foreign currency deposits amount to Rs. 0.15 for the year ended March 31, 2004 (Rs. (0.97) for the year ended March 31, 2003).

23.2.7. Research and development expenditure

	Year ended March 31,
	2004	2003
Capital	1.48	0.67
Revenue	43.06	13.77

	44.54	14.44

23.2.8. Unearned revenue

Unearned revenue as at March 31, 2004 amounting to Rs. 63.85 (as at March 31, 2003 Rs. 62.75) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

23.2.9. Stock option plans

Infosys currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

As of March 31, 2004 the options to acquire 3,52,400 shares are outstanding with the Employee Welfare Trust. There are 3,17,600 outstanding options to acquire shares under the 1994 plan. The 1994 plan elapsed in fiscal year 2000 and consequently, no further grant will be made under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan provides for the grant of stock options to employees. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

	Year ended March 31,
Number of options granted, exercised and forfeited	2004	2003
Options granted, beginning of period/year	25,03,406	22,62,494
Granted during the period/year	95,900	5,80,200
Exercised during the period/year	(2,58,870)	(89,540)
Forfeited during the period/year	(4,04,931)	(2,49,748)

Options granted, end of period/year	19,35,505	25,03,406

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 66,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day.

	Year ended March 31,
Number of options granted, exercised and forfeited	2004	2003
Options granted, beginning of period/year	50,61,171	46,68,815
Granted during the period/year	192,800	6,16,850
Exercised during the period/year	(2,68,543)	(12,178)
Forfeited during the period/year	(3,94,898)	(2,12,316)

Options granted, end of period/year	45,90,530	50,61,171

The dilutive effect of options is set out in note 23.2.20.

Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in the year ended March 31, 2004 and year ended March 31, 2003 is set out below.

	Year ended March 31,
Number of options granted, exercised and forfeited	2004	2003
Outstanding at the beginning of the period	18,01,175	—
Granted	14,01,150	18,01,175
Forfeited	77,700	—
Exercised	—	—

Outstanding at the end of the period	31,24,625	18,01,175

23.2.10. Pro-forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options. Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Year ended March 31,
	2004	2003
Net profit:
- As reported	1,243.63	954.77
- Adjusted pro forma	1,230.73	931.60

23.2.11. Income taxes

The provision for taxation includes tax liabilities in India on Infosys’ global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through 100% Export Oriented Units (“EOU”). Income from EOUs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. However, this restriction is not applicable for the year commencing from April 01, 2003, and accordingly, 100% of the income derived from EOUs are exempt from taxation. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal 2004.

23.2.12. Loans and advances

Deposits with financial institutions and a body corporate comprise:

	As at March 31,
	2004	2003
Deposits with financial institutions:
Housing Development Finance Corporation Limited	207.85	166.33
Deposits with body corporate:
GE Capital Services India Limited	—	171.43

	207.85	337.76

interest accrued but not due amounting	1.45	2.76

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country.

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Prof. Marti G. Subrahmanyam, Director, is also a director in ICICI Bank Limited. Except as directors in these financial institutions, these directors have no direct interest in these transactions.

23.2.13. Fixed Assets

Profit / loss on disposal of fixed assets

	Year ended March 31,
	2004	2003
Profit on disposal of fixed assets	0.04	0.26
Loss on disposal of fixed assets	(0.45)	(0.25)

Profit/(loss) on disposal of fixed assets, net	(0.41)	0.01

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land-leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2004.

During the year ended March 31, 2003, the company entered into several arrangements to purchase Intellectual Property Rights (“IPR”). These primarily included:

The purchase of IPR in the Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) for a consideration of Rs. 16.97 (US$ 3.47 million).

An agreement to purchase IPR in AUTOLAY, a commercial software application product, with the Aeronautical Development Agency, India (“ADA”). The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs. 24.50) payable by 10 years from the contract date after which the ownership of intellectual property in AUTOLAY will transfer to the company.

Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, for Rs. 0.65.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 for the year ended March 31, 2004.

23.2.14. Investments

The following are the particulars of strategic investments made during the year ended March 31, 2004 and year ended March 31, 2003 respectively:

	Year ended March 31,
Particulars of investee companies	2004	2003
M-Commerce Ventures Pte. Limited, Singapore*	(0.07)	0.27

	(0.07)	0.27

*net of redemption

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty. Limited, Australia. The transaction value approximates Aus $ 31.0 million (US $ 23.24 million or Rs. 105.86). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty. Limited.

The company received Rs.0.35 towards return of premium of S$ 1,110 /- each on 126 redeemable preference shares of face value of S$1/- each during the quarter ended September 30, 2003 from M-Commerce. Further, the company received Rs.0.26 towards return of premium of S$ 1,110 /- each on 90 redeemable preference shares of face value of S$1/- each during the quarter ended March 31, 2004 from M-Commerce. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs. 2.04.

During the year, the company received an amount of Rs. 6.02 received from CiDRA Corporation, USA on a buy back offer.

During the year, Infosys received Rs. 3.27 from Workadia Inc. and Rs. 0.46 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

Subsequent to the year end, on April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to add high-end consulting capabilities to Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting.

23.2.15. Unbilled revenue

Unbilled revenue as at March 31, 2004 amounts to Rs. 103.09 (as at March 31, 2003 Rs. 93.64) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time frame contracts until the balance sheet date.

23.2.16. Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liability are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

For the year ended March 31, 2004 and March 31, 2003

	Financial
	services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,775.02	716.46	805.61	565.87	989.99	4,852.95
	1,368.06	597.84	551.81	414.55	707.72	3,639.98
Identifiable operating expenses	755.68	311.25	318.46	212.76	418.64	2,016.79
	550.44	243.93	186.64	132.45	263.08	1,376.54
Allocated expenses	464.82	176.67	209.13	142.19	248.77	1,241.58
	389.27	157.35	150.37	109.25	187.58	993.82

Segmental operating income	554.52	228.54	278.02	210.92	322.58	1,594.58
	428.35	196.56	214.80	172.85	257.06	1,269.62
Unallocable expenses						237.12
						190.34

Operating income						1,357.46
						1,079.28
Other income (expense), net						113.71
						76.49

Net profit before taxes						1,471.17
						1,155.77
Income taxes						227.54
						201.00

Net profit after taxes						1,243.63
						954.77

Geographic segments

For the year ended March 31, 2004 and March 31, 2003

	North			Rest of
	America	Europe	India	the World	Total
Revenues	3459.86	932.57	66.23	394.29	4852.95
	2,656.47	643.35	78.57	261.59	3,639.98
Identifiable operating expenses	1,453.94	376.72	18.23	167.90	2,016.79
	1,056.94	224.82	17.96	76.82	1,376.54
Allocated expenses	879.47	235.63	16.41	110.46	1,241.97
	721.28	170.61	28.87	73.06	993.82

Segmental operating income	1,126.45	320.22	31.59	115.93	1,594.19
	878.25	247.92	31.74	111.71	1,269.62
Unallocable expenses					236.73
					190.34

Operating income					1,357.46
					1,079.28
Other income (expense), net					113.71
					76.49

Net profit before taxes					1,471.17
					1,155.77
Income taxes					227.54
					201.00

Net profit after taxes					1,243.63
					954.77

23.2.17. Particulars of dividends remitted are as follows:

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

	Number of shares to which the	Year ended March 31,
Particulars	dividends relate	2004	2003
Final dividend for fiscal 2002	21,18,500	—	2.65
Interim dividend for fiscal 2003	21,44,047	—	2.68
Final dividend for Fiscal 2003	21,60,870	3.13	—
Interim dividend for fiscal 2004	51,78,450	7.51	—

23.2.18. Cumulative convertible preference shares

Progeon issued 87.50,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each in two equal tranches to Citicorp International Finance Corporation (“Citicorp”), on June 24, 2002 and March 31, 2004 in accordance with the shareholder’s agreement. The total cash consideration received was Rs. 93.80, comprising an amount of Rs. 87.50 and Rs. 6.30, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

23.2.19. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. During the year ended March 31, 2004 and 2003, the amount of provision made on trade investments amount to Rs. 9.24 and Rs. 23.77 respectively.

The company provided Rs. 0.43 and Rs. nil during the year ended March 31, 2004 and 2003, respectively, on revision of the carrying amount of non-trade investments to fair value.

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2004	2003
Number of shares considered as basic weighted average shares outstanding	6,63,61,944	6,62,11,068
Add: Effect of dilutive issues of shares/stock options	834,810	6,05,753

Number of shares considered as weighted average shares and potential shares outstanding	6,71,96,754	6,68,16,821

23.2.21. NOTES ON THE STATEMENT OF CASH FLOW

23.2.21.a The balance of cash and cash equivalents includes Rs. 1.98 as at March 31, 2004 (Rs. 1.60 as at March 31, 2003) set aside for payment of dividends. Also, an amount of Rs. 0.04 has been retained in escrow as at March 31, 2004 (Rs. nil as at March 31, 2003).

23.2.21.b The cash flow for the year ended March 31, 2003 excludes an agreement to purchase intellectual property for Rs. 24.50, as the intellectual property and its corresponding liability are in substance a non-cash transaction.